SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Buenos Aires, March 10, 2022 – IRSA Inversiones y Representaciones S.A. (NYSE:IRS;BYMA:IRSA), communicates that it has sold and transferred three floors of the tower “261 Della Paolera” located in the Catalinas district of the Autonomous City of Buenos Aires for a total leasable area of approximately 3,550 sqm, 30 parking lots located in the building and other complementary units.

The transaction price was set at approximately ARS 3,433 million, equivalents to USD 31.6 million (USD/sqm 8,900), which had already been paid.

After this transaction, IRSA retains its rights for 17 floors of the building with an approximate leasable area of 20,550 sqm, in addition to parking lots and other complementary spaces.

The financial result of this operation will be recognized in the Company's Financial Statements for the third quarter of FY 2022.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

March 10, 2022	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets